SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             VASTAR RESOURCES, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                    922380100
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                                 (CUSIP Number)

                                Peter B.P. Bevan
                                Britannic House,
                               1 Finsbury Circus,
                            London, EC2M 7BA, England
                               011-44-171-496-4000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 24, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 922380100                                          PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                 BP Amoco p.l.c.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (A) [ ]
                                                                         (B) [X]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
                                       OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
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  NUMBER OF       7   SOLE VOTING POWER
    SHARES                              -0-
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
     EACH                               -0-
  REPORTING     ----------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                               -0-
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                                        -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   80,000,001

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      81.9%

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14   TYPE OF REPORTING PERSON (See Instructions)
                                      HC/CO

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CUSIP NO. 922380100                                         PAGE 3 OF 6 PAGES


         This Amendment No. 1 (this "Amendment") to the statement on Schedule 13D filed on behalf of BP Amoco p.l.c., a company organized under the laws of England and Wales ("BP Amoco") on April 28, 2000 (the "Schedule 13D"), relates to the common stock of Vastar Resources, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         As reported in the Schedule 13D, BP Amoco previously publicly announced an intention to acquire "the minority stockholding" of the Company which Atlantic Richfield Company ("ARCO") does not own. As of April 18, 2000, ARCO is an indirect subsidiary of BP Amoco.

         On May 24, 2000, BP Amoco issued a press release (the "Press Release") announcing, among other things, that ARCO will buy out the Company's publicly-held minority stockholding at a price of $83 a Share. The buyout will occur pursuant to an Agreement and Plan of Merger, dated as of May 24, 2000 (the "Merger Agreement"), among ARCO, the Company and Kernel Holdings, Inc., a wholly owned subsidiary of ARCO. The Merger Agreement provides for a merger of a wholly owned subsidiary of ARCO into the Company and will not involve a tender offer. The purpose of the merger is to acquire the entire equity interest in the Company.

         A copy of the Press Release is incorporated herein by reference in its entirety and is filed with this Amendment as Exhibit 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by adding the following thereto:


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CUSIP NO. 922380100                                         PAGE 4 OF 6 PAGES


         BP Amoco's indirect subsidiary, ARCO, will become the beneficial owner of 100% of the capital stock of the Company pursuant to the Merger Agreement. A copy of the Merger Agreement is incorporated herein by reference in its entirety in response to this item and is filed with this Amendment as Exhibit 3.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by adding the following thereto:

    Exhibit No.             Exhibit
    -----------             -------

       2.          Press Release of BP Amoco, dated May 24, 2000

       3. Agreement and Plan of Merger, dated as of May 24, 2000, among ARCO, the Company and Kernel Holdings, Inc.





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CUSIP NO. 922380100                                         PAGE 5 OF 6 PAGES



                                    SIGNATURE

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2000

                                                BP AMOCO p.l.c.


                                                By: /s/ PAULA CLAYTON
                                                   -----------------------------
                                                   Name:  Paula Clayton
                                                   Title: Deputy Secretary


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CUSIP NO. 922380100                                         PAGE 6 OF 6 PAGES



                                  EXHIBIT INDEX


Exhibit No.        Exhibit
-----------        -------

    2.             Press Release of BP Amoco, dated May 24, 2000.

    3. Agreement and Plan of Merger, dated as of May 24, 2000 among ARCO, the Company and Kernel Holdings, Inc.